Exhibit 99.1

China Digital TV Announces Unaudited Second Quarter 2015 Results

BEIJING, China, August 13, 2015 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the second quarter ended June 30, 2015.

“In the second quarter, we remained steadfast in executing our expansion into new frontiers,” stated Mr. Jianhua Zhu, China Digital TV's chief executive officer. “Our asset restructuring has progressed according to expectations and we hope to complete it by the end of the year. However, regulatory uncertainties remain and there is no assurance that the deal will close according to schedule or at all. China Digital TV, however, remains firmly committed to both its traditional business and its emerging cloud platform business. On the cloud front, Beijing Gehua added approximately 200,000 new registered users in the second quarter bringing our total to over 500,000, and we also recently signed an agreement with a cable operator in the Xinjiang autonomous region. Our cloud platform is not only rapidly expanding but also beginning to serve as an ecosystem for content providers to channel their creativity and mutually benefit with end users, cable operators and platform providers like ourselves.”

Mr. Zhu continued, “Although the traditional domestic smart card market continued to decline in line with expectations, we saw positive developments in the network broadcasting platform (NBP) business. We have built key partnerships with Hubei and Guangdong cable operators that will support future demand for our NBP product. Furthermore, we are in the midst of engaging other provincial cable operators to commence joint NBP projects in the quarters to come.”

Ms. Yue Qian, China Digital TV's acting chief financial officer, commented, “Our business continues to evolve; our traditional business’s performance was soft and we expect that the smart card business will continue to decline over the next couple of quarters. However, we see great potential with our NBP business, and continue to be impressed by the development of our cloud platform. With a healthy balance sheet and promising early stage progress in our investments in emerging frontiers, we remain confident regarding the prospects of our business.”

Second Quarter 2015 Results1

In the second quarter of 2015, China Digital TV’s smart card shipments decreased by 40.6% to approximately 2.11 million from 3.55 million in the prior year period.

China Digital TV’s net revenues decreased by 39.3% to US$10.4 million from US$17.2 million in the prior year period. The decrease was primarily due to a decrease in revenues from the sales of smart cards caused by the general market decline of the mature CAS business.

Revenues from the Company’s top five customers accounted for 37.0% of total revenues, as compared to 23.7% in the prior year period.

1 Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2015	2015	2014
	(in thousands of U.S. dollars)
Products:
Smart cards	$8,906	$12,839	$14,990
Other products	428	376	946
Subtotal	9,334	13,215	15,936
Services:
Head-end system integration	504	596	255
Head-end system development	345	318	350
Licensing income	198	100	868
Royalty income	144	123	4
Other services	13	6	25
Subtotal	1,204	1,143	1,502
Total revenues	$10,538	$14,358	$17,438

Revenues from smart cards decreased by 40.6% to US$8.9 million in the second quarter of 2015 from US$15.0 million in the prior year period. The decrease was mainly due to a decrease in shipment volumes of smart cards. Sales of smart cards accounted for 84.5% of total revenues in the second quarter of 2015, as compared to 86.0% in the prior year period.

Revenues from other products decreased by 54.8% to US$0.4 million in the second quarter of 2015 from US$0.9 million in the prior year period. The decrease was mainly attributable to lower sales of surface mounted chips and multimedia home entertainment boxes. Sales of other products accounted for 4.1% of total revenues in the second quarter of 2015, as compared to 5.4% in the prior year period.

Revenues from services decreased by 19.8% to US$1.2 million in the second quarter of 2015 from US$1.5 million in the prior year period. The decrease was primarily due to the decline in licensing income, which was partially offset by an increase in head-end system integration. Revenues from services accounted for 11.4% of total revenues in the second quarter of 2015, as compared to 8.6% in the prior year period.

Cost of revenues from smart cards and other products decreased by 46.6% to US$2.0 million in the second quarter of 2015 from US$3.7 million in the prior year period. The decrease was mainly due to a decline in cost of revenues from smart cards resulting from decreased shipment volumes of smart cards, as well as a decline in cost of revenues from multimedia home entertainments and surface mounted chips resulting from decreased shipment volumes of both products. Cost of revenues from smart cards and other products accounted for 55.8% and 10.2%, respectively, of total cost of revenues in the second quarter of 2015, as compared to 55.9% and 23.9% in the prior year period.

Cost of revenues from services increased by 9.0% to US$1.0 million in the second quarter of 2015 from US$0.9 million in the prior year period. The increase was mainly due to an increase in cost of revenues from head-end system integration. Cost of revenues from services accounted for 34.0% of total cost of revenues, as compared to 20.2% in the prior year period.

Gross profit in the second quarter of 2015 decreased by 40.7% to US$7.5 million from US$12.6 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 71.6% in the second quarter of 2015, as compared to 73.3% in the prior year period. The decline in gross margin was primarily due to a decrease in gross margin of smart cards, attributable to increased unit cost of smart cards, which accounts for a high proportion of total revenues.

In the second quarter of 2015, the average selling price of smart cards remained relatively stable, as compared to the prior year period. In addition, the unit cost of smart cards increased by 8.5%, as compared to the prior year period.

Operating expenses in the second quarter of 2015 decreased by 11.9% to US$8.2 million from US$9.3 million in the prior year period.

●	Research and development expenses in the second quarter of 2015 decreased by 7.4% to US$3.8 million from US$4.1 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount.

●	Selling and marketing expenses in the second quarter of 2015 decreased by 21.3% to US$2.6 million from US$3.3 million in the prior year period. The decline was mainly due to a decrease in marketing activities relating to the Company’s CA business.

●	General and administrative expenses in the second quarter of 2015 decreased by 5.6% to US$1.8 million from US$2.0 million in the prior year period. The decline was mainly due to a decrease in consulting expenses.

Loss from operations in the second quarter of 2015 was US$0.8 million, as compared to an income from operations of US$3.3 million in the prior year period.

Income tax expenses in the second quarter of 2015 increased by 242.4% to US$0.9 million from US$0.3 million in the prior year period. In June 2014, the Company completed an internal reorganization. As a result of the reorganization, income tax expenses were reduced due to deductible investment losses arising from the equity transfers under the reorganization. Additionally, there was a difference in tax rate, with the Company's PRC operating subsidiary, Beijing Super TV Co., Ltd., accruing income tax expenses at a rate of 15% in the second quarter of 2015, as compared to 10% in the prior year period. The increase in income tax expenses in this quarter was mainly due to these two reasons.

Net loss attributable to holders of ordinary shares in the second quarter of 2015 was US$0.7 million, as compared to a net income attributable to holders of ordinary shares of US$4.4 million in the prior year period.

Non-GAAP net loss attributable to holders of ordinary shares2 in the second quarter of 2015 was US$0.6 million, as compared to a non-GAAP net income attributable to holders of ordinary shares of US$4.7 million in the prior year period3.

Balance Sheet and Cash Flow

As of June 30, 2015, China Digital TV had cash and cash equivalents and restricted cash totaling US$68.5 million. In the second quarter of 2015, cash flow generated from operations was approximately US$6.6 million.

2 Non-GAAP net income (loss) attributable to holders of ordinary shares is defined as net income (loss) excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Business Outlook

Based on information available as of August 13, 2015, China Digital TV expects smart card shipment volumes in the third quarter of 2015 to be in the range of 2.4 million to 2.7 million. Net revenues in the third quarter of 2015 are expected to be in the range of US$11.1 million to US$12.4 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Thursday, August 13, 2015, U.S. Eastern Time (8:00 a.m. on Friday, August 14, 2015, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203

Passcode: China Digital TV Holding Co. Ltd. call.

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on August 13, 2015 and 10:00 a.m. on August 21, 2015 U.S. Eastern Time.

Replay Information

United States:	+1-877-344-7529
International:	+1-412-317-0088

Passcode:	10070044

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2015 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	June 30,	March 31,	June 30,
	2015	2015	2014

Revenues:
Products	$9,334	$13,215	$15,936
Services	1,204	1,143	1,502
Total revenues	10,538	14,358	17,438
Business and sales related taxes	(120)	(309)	(279)
Net revenues	10,418	14,049	17,159

Cost of revenues:
Products	(1,953)	(2,198)	(3,656)
Services	(1,007)	(1,013)	(924)
Total cost of revenues	(2,960)	(3,211)	(4,580)
Gross profit	7,458	10,838	12,579

Operating expenses:
Research and development expenses	(3,816)	(3,893)	(4,121)
Selling and marketing expenses	(2,558)	(3,506)	(3,250)
General and administrative expenses	(1,844)	(2,218)	(1,953)
Total operating expenses	(8,218)	(9,617)	(9,324)

Income/(loss) from operations	(760)	1,221	3,255

Interest income	282	251	322
Other income	486	64	713
Income before income taxes	8	1,536	4,290
Income tax expenses
Income tax-current	(514)	(1,049)	(7,964)
Income tax-deferred	(390)	(393)	7,700
Net income/(loss) before net loss from equity method investments	(896)	94	4,026
Net loss from equity method investments, net of income taxes	(42)	(18)	(60)
Net income/(loss)	(938)	76	3,966
Net loss attributable to noncontrolling interest	281	287	432
Net income/(loss) attributable to holders of ordinary shares	$(657)	$363	$4,398

Net income/(loss) per share attributable to holders of ordinary shares
Basic	$(0.01)	$0.01	$0.07
Diluted	$(0.01)	$0.01	$0.07

Net income/(loss)	$(938)	$76	$3,966
Other comprehensive (loss)/income, net of tax Foreign currency translation adjustment	(46)	258	(116)
Comprehensive income/(loss)	(984)	334	3,850
Comprehensive loss attributable to noncontrolling interest	291	289	427

Comprehensive income/(loss) attributable to holders of ordinary shares	$(693)	$623	$4,277

Weighted average shares used in calculating net income per ordinary share
Basic	59,847,896	59,724,925	59,291,789
Diluted	59,847,896	62,111,962	61,873,871

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	June 30,	December 31,
ASSETS	2015	2014
Current assets:
Cash and cash equivalents	$68,397	$62,042
Restricted cash	67	78
Notes receivable	2,833	5,417
Accounts receivable, net	43,969	47,977
Inventories, net	5,672	4,966
Prepaid expenses and other current assets	4,102	8,964
Deferred costs-current	871	710
Deferred tax assets - current	2,854	2,387
Total current assets	128,765	132,541
Long-term receivable	-	45
Property and equipment, net	668	880
Intangible assets, net	402	440
Goodwill	1,403	1,402
Equity method investments	2,444	2,502
Deferred costs - non-current	564	516
Deferred tax assets - non-current	525	785
Total assets	134,771	139,111

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,665	2,298
Notes payable	32	86
Accrued expenses and other current liabilities	11,169	17,652
Deferred revenue - current	6,029	4,572
Income tax payable	1,328	3,465
Deferred tax liabilities - current	4,723	3,727
Government subsidies - current	1,900	167
Total current liabilities	26,846	31,967
Deferred revenue - non-current	883	617
Government subsidies - non-current	2,569	4,390
Deferred income taxes-non-current	101	110
Total liabilities	30,399	37,084

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	37,888	35,639
Statutory reserve	17,977	17,977
Retained earnings	22,013	22,307
Accumulated other comprehensive income	25,733	25,509
Total China Digital TV Holding Co., Ltd. shareholders’ equity	103,641	101,462
Noncontrolling interest	731	565
Total equity	104,372	102,027
TOTAL LIABILITIES AND EQUITY	$134,771	$139,111

Reconciliation of Non-GAAP Measures

Non-GAAP net income (loss) attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income (loss) provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30,	March 31,	June 30,
	2015	2014	2014
	(in U.S. dollars, in thousands)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$(657)	$363	$4,398
Share-based compensation expenses	30	34	218
Amortization of intangible assets from business acquisitions and equity method investments	51	52	37
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$(576)	$449	$4,653